Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)
Dated August 31, 2016

August 31, 2016

Company name:	JX Holdings, Inc.
Representative:	Yukio Uchida
Representative Director, President
Stock code:	5020; first section of Tokyo Stock Exchange
and Nagoya Stock Exchange
Contact:	Investor Relations Group
Finance & Investor Relations Department
Phone number:	+81-3-6257-7075

Company name:	TonenGeneral Sekiyu K.K.
Representative:	Jun Mutoh
Representative Director, President
Stock code:	5012; first section of Tokyo Stock Exchange
Contact:	Public Relations & CSR
EMG Marketing Godo Kaisha
Phone number:	+81-3-6713-4400

Notice Regarding Execution of Business Integration Agreement and Other Agreements
between JX Holdings, Inc., and TonenGeneral Sekiyu K.K.

JX Holdings, Inc. (“JXHD”), and TonenGeneral Sekiyu K.K. (“TonenGeneral”) have proceeded with detailed examinations and discussion of a business integration (the “Business Integration”) based on mutual trust and in the spirit of equal partnership, as announced in the “Execution of Memorandum of Understanding regarding Business Integration” dated December 3, 2015.
JXHD and TonenGeneral reached a final agreement today to consummate the Business Integration of their energy businesses following a share exchange between the two companies. JX Nippon Oil & Energy Corporation (“JXE”; Head office: 1-1-2 Otemachi, Chiyoda-ku, Tokyo; Representative Director and President: Tsutomu Sugimori), a wholly-owned subsidiary of JXHD, and TonenGeneral will consummate an absorption-type merger after the share exchange. Based on resolutions adopted at their respective board of directors meetings held today, JXHD and TonenGeneral executed a business integration agreement (the “Business Integration Agreement”), a share exchange agreement (the “Share Exchange Agreement”) and an absorption-type merger agreement (the “Absorption-type Merger Agreement”).
The Business Integration is subject to approval at the general meetings of shareholders of both companies, the approval of the relevant governmental authorities, and other conditions.

1．	Objectives of the Business Integration and Basic Policies for the Business Integration
(1)	Objectives of the Business Integration
Demand for petroleum products in Japan has declined about 23% over the past 10 years. With the decreasing population, the growth of fuel-efficient vehicles, and the shift to gas, electric power and other types of energy, this decline is expected to continue at a rate of around 2% per year. Meanwhile, overseas, demand for petroleum and petrochemical products is increasing in China, India and other Asian countries; however, there are already large-scale plants in Korea and elsewhere, and the construction of new or additional, highly cost-competitive plants is anticipated in developing countries as well. For these reasons, international competition in the Asian market, including Japan, is expected to increase dramatically.

Up to this point, JXHD and TonenGeneral have endeavored to realize further rationalization and efficiency improvement in their respective companies through business integrations, business reforms and other initiatives; however, taking into account the severe business climate that is expected to continue both in Japan and abroad, the two companies acknowledged the need for even more drastic rationalization and efficiency improvement, which neither company would likely be able to achieve individually. Therefore, the two companies agreed to consummate the Business Integration in order to maximize their enterprise value by combining the business resources of their company groups and carrying out intensive business reforms.
After the Business Integration, JXHD and TonenGeneral aim to establish a strong corporate group (the “Integrated Group”) under a holding company in order to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource, and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society.
In order to achieve the foregoing objectives, JXHD and TonenGeneral will establish a management system capable of implementing capital efficiency-oriented strategies for investments and business portfolios.  Moreover, premised on safe and stable operations and stable supply, the Integrated Group will further strengthen the business foundation by promptly implementing intensive business reforms and establishing a management system which allows for the development and expansion of a business that will be a mainstay of the future.

(2)	Basic Policies for the Business Integration
i.	Making best efforts to pursue the Business Integration in a fair and equitable spirit and in the spirit of equal partnership as well as in good faith.
ii.	Engaging in discussions with zero-base thinking irrespective of the past business management approach or organization, etc., of the two groups.
iii.
Combining the strengths of the two groups such as their ability to conduct general business operations, their wide variety of portfolios, their new businesses with future potential and their methods for efficient business management and refinery operations.

iv.
Realizing a business integration that will be supported by all stakeholders in order to continue to be an enterprise which values continuous good relationships with stakeholders, including customers and business partners that have been cultivated over many years and which continues to be selected as an indispensable enterprise.

2．	Outline of the Business Integration
(1)	Method of the Business Integration
i.
Subject to approval at the extraordinary general meetings of shareholders of both companies on December 21, 2016 and the approval of the relevant governmental authorities, a share exchange will be consummated on April 1, 2017 (the “Business Integration Date”), in which JXHD becomes the wholly-owning parent company through the share exchange and TonenGeneral becomes the wholly-owned subsidiary through the share exchange (the “Share Exchange”). In the Share Exchange, JXHD will allocate its common stock to the holders of TonenGeneral common stock.

ii.
Subject to the effectiveness of the Share Exchange, an absorption-type merger will be consummated on the Business Integration Date, in which JXE is the surviving company and TonenGeneral is the absorbed company (the “Absorption-type Merger”).

iii.
Subject to the effectiveness of the Absorption-type Merger, consummation of an absorption-type company split is planned on the Business Integration Date, in which JXHD is the successor company and JXE is the splitting company, so that JXHD can succeed some of the rights and obligations of TonenGeneral, such as some of listed stocks, loans, bonds, debts and others, that JXE has succeeded through the Absorption-type Merger (the “Absorption-type Company Split”). Details of the Absorption-type Company Split will be disclosed as soon as they are determined.

iv.
Prior to the Business Integration, TonenGeneral plans to merge with EMG Marketing Godo Kaisha (“EMGM”; Head office: 1-8-15 Kohnan, Minato-ku, Tokyo; President: Takashi Hirose), one of the main subsidiaries in its group, in order to optimize and utilize the group’s resources effectively. The absorption-type merger, in which TonenGeneral will be the surviving company and EMGM will be the absorbed company (the “EMGM Absorption-type Merger”), is scheduled for January 1, 2017. Details of the merger will be disclosed as soon as they are determined.

(2)	Schedule of the Business Integration
August 31, 2016 (today)
Meetings of the Board of Directors of JXHD and TonenGeneral relating to approval for the execution of the Business Integration Agreement, the Share Exchange Agreement and the Absorption-type Merger Agreement

Execution of the Business Integration Agreement, the Share Exchange Agreement and the Absorption-type Merger Agreement

September 1, 2016	Announcement of the record date for the extraordinary general meetings of shareholders of JXHD and TonenGeneral
September 30, 2016	Record date for the extraordinary general meetings of shareholders of JXHD and TonenGeneral
November 8, 2016	Execution of the Absorption-type Company Split Agreement
December 21, 2016	Extraordinary general meetings of shareholders of JXHD and TonenGeneral
January 1, 2017	Effective date of the EMGM Absorption-type Merger for TonenGeneral
March 28, 2017	Last trading date of TonenGeneral shares
March 29, 2017	Delisting of TonenGeneral
April 1, 2017	The Business Integration Date (effective date for the Share Exchange, the Absorption-type Merger and the Absorption-type Company Split)

JXHD and TonenGeneral will proceed with the Business Integration in accordance with the targeted schedule set forth above, subject to the filings made with the Japan Fair Trade Commission and other Japanese or foreign authorities, obtainment of permissions and approvals, preparation of the registration statement (Form F-4) to be filed with the U.S. Securities and Exchange Commission and the progress of other preparations for the business integration. In the event that the schedule above is changed, the two companies will disclose the revised schedule immediately.

(3)	Details of allocation in the Share Exchange
	JXHD	TonenGeneral
Share exchange ratio for the Share Exchange (the “Share Exchange Ratio”)	1	2.55
Number of shares to be delivered in the Share Exchange	JXHD common stock: 928,k801,800 shares (planned)
Note 1:	Share allocation ratio
2.55 shares of JXHD common stock will be allocated for every one share of TonenGeneral common stock. If there are any material changes in the asset value or business performance of JXHD or TonenGeneral or such changes become evident, JXHD and TonenGeneral may amend the Share Exchange Ratio through discussion.
Note 2:	Number of shares to be allocated through the Share Exchange
At the time of the Share Exchange, JXHD will allocate and deliver 928,801,800 shares (planned) of common stock to the shareholders of TonenGeneral (excluding TonenGeneral as treasury stock owner) as of the time immediately before JXHD acquires all of the issued shares of TonenGeneral through the Share Exchange (the “Reference Time”).
TonenGeneral will at the Reference Time cancel all treasury shares it holds as of the Reference Time (including shares to be acquired by TonenGeneral in response to dissenting shareholders’ demand in relation to the Share Exchange to purchase their shares as stipulated in Article 785, Paragraph (1) of the Companies Act) upon resolution of the Board of Directors of TonenGeneral held by the day immediately preceding the effective date of the Share Exchange. The number of shares to be allocated and delivered through the Share Exchange may change due to buy-back of its own stock by TonenGeneral and other reasons.
Note 3:	Treatment of shares constituting less than one unit
It is expected that some shareholders will hold shares constituting less than one unit (100 shares) of JXHD stock as a result of the Share Exchange. Such shareholders will not be able to sell such shares constituting less than one unit of JXHD on any securities exchange markets. Shareholders who hold shares constituting less than one unit of JXHD may use the following system on and after the effective date of the Share Exchange.

i.
System to demand purchase of shares constituting less than one unit (sale of shares constituting less than one unit)
Shareholders who hold shares constituting less than one unit of JXHD stock may demand that JXHD purchase their shares constituting less than one unit pursuant to Article 192, paragraph (1) of the Companies Act.

ii.
System to further purchase shares constituting less than one unit (purchase to reach one unit)
Shareholders who hold shares constituting less than one unit of JXHD stock may purchase from JXHD the number of shares needed, together with the number of shares constituting less than one unit they hold, to constitute one unit (100 shares) pursuant to Article 194, paragraph (1) of the Companies Act and Article of Incorporation.

Note 4:	Treatment of any fractional shares
For the current shareholders of TonenGeneral who will receive a fraction less than one share of JXHD stock upon the Share Exchange, JXHD will pay cash to each such shareholder in an amount of value of such fractional shares pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of stock option and convertible bonds associated with the Share Exchange
Upon the Share Exchange, JXHD will not issue any stock option to holders of the stock option issued by TonenGeneral in exchange for such stock option of TonenGeneral. TonenGeneral plans to cancel all of the outstanding stock option by the day immediately preceding the Business Integration Date.
TonenGeneral has not issued any convertible bonds.

(5)	Cash payment and other allocation to shareholders relating to the Absorption-type Merger
There is no issuance of shares or cash payment or any other consideration as a result of the Absorption-type Merger.

3．	Basis for the calculation of the Share Exchange Ratio of the Business Integration
(1)	Basis and reasons for the Share Exchange Ratio
JXHD and TonenGeneral carefully negotiated and discussed the Share Exchange Ratio, taking into account the analyses of share exchange ratio conducted by third party financial advisors, each company’s financial condition, share prices on the market and prospects, among the other factors, on a comprehensive basis. Upon prudent and thorough discussions, the two companies have come to an agreement and concluded that the Share Exchange Ratio, described in “2. Outline of the Business Integration (3) Details of allocation in the Share Exchange” above, is appropriate.

(2)	Analysis
i.	Names of the financial advisors and relationships with listed companies or the other party
In order to ensure the fairness of the Share Exchange Ratio relating to the Share Exchange, each company appointed third party financial advisors for the calculation of the ratio. JXHD retained Nomura Securities Co., Ltd. (“Nomura”), Citi Global Markets Japan Inc. (“Citigroup”), Mizuho Securities Co. Ltd. (“Mizuho”), and Daiwa Securities Co. Ltd. (“Daiwa”), and TonenGeneral retained Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”) and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”).

None of the third party financial advisors of JXHD or TonenGeneral has any material interest to be noted in connection with the Share Exchange.

ii.	Overview of the analysis
Please refer to Attachment 1 “Overview of the Share Exchange Ratio analyses, conducted by the third party financial advisors” for the overview of their analysis.
The assumption of JXHD’s future earnings plan, which was used for the discounted cash flow analysis (the “DCF Analysis”) by each third party financial advisor, includes the expectation that operating income will increase significantly in the accounting period ending in March 2017 compared to the accounting period ending in March 2016, due to inventory effects caused by price increases of crude oil and other natural resources, margin improvement in the metal business, and other factors. The assumption of TonenGeneral’s future earnings plan, which was used for the DCF Analysis by each third party financial advisor, also includes the expectation that operating income will increase significantly in the accounting period ending in December 2016 compared to the accounting period ending in December 2015, and in the accounting period ending in December 2017 compared to the accounting period ending in December 2016, due to inventory effects caused by price increases of crude oil.

(3)	Prospect of delisting and reason
As a result of the Share Exchange, on April 1, 2017, the effective date of the Share Exchange, JXHD will acquire all of the issued shares of TonenGeneral. Prior to such date, TonenGeneral common stock will be delisted on March 29, 2017 (the last trading day will be March 28, 2017) under the prescribed procedures in accordance with the criteria for delisting of shares from the first section of the Tokyo Stock Exchange (“TSE”). After the delisting, TonenGeneral common stock may not be traded on the first section of the TSE, however shareholders of TonenGeneral will be allocated JXHD common stock as described in “(3) Details of allocation in the Share Exchange” of “2. Outline of the Business Integration” above, pursuant to the Share Exchange Agreement.

(4)	Measures to ensure fairness
JXHD and TonenGeneral took the following measures to ensure the fairness of the Share Exchange Ratio and other aspects of the Share Exchange.
i.	Obtaining valuation reports and written fairness opinions from independent third party financial advisors
 JXHD received valuation reports with respect to the Share Exchange Ratio from the independent third party financial advisors stated in (2) above, and JXHD obtained a written fairness opinion from each independent third party financial advisor to the effect that, based on the assumptions set forth by each independent third party financial advisor in Attachment 1 “Overview of the Share Exchange Ratio analyses, conducted by the third party financial advisors” and other conditions, the Share Exchange Ratio is fair, from a financial point of view, to JXHD.
 TonenGeneral received valuation reports with respect to the Share Exchange Ratio from the independent third party financial advisors stated in (2) above, and TonenGeneral obtained a written fairness opinion from each independent third party financial advisor to the effect that, based on the assumptions set forth by each independent third party financial advisor in Attachment 1 “Overview of the Share Exchange Ratio analyses, conducted by the third party financial advisors” and other conditions, the Share Exchange Ratio is fair, from a financial point of view, to the holders of TonenGeneral common stock, other than JXHD and its affiliates if any.

ii.	Advice from independent law firms
JXHD has obtained advice for the conduct of due diligence and the various procedures for the Business Integration from legal consultants from Mori Hamada & Matsumoto.
TonenGeneral has obtained advice for the conduct of due diligence and the various procedures for the Business Integration from legal consultants from Nishimura & Asahi and Jones Day.

iii.	Advice from independent accounting and tax firms
JXHD has obtained advice for the conduct of due diligence from financial and tax consultants from EY Tax Co., EY ShinNihon LLC and EY Transaction Advisory Services Co., Ltd.
TonenGeneral has obtained advice for the conduct of due diligence from financial and tax consultants from Deloitte Tohmatsu Financial Advisory LLC, Deloitte Touche Tohmatsu LLC, and Deloitte Tohmatsu Tax Co.

iv.	Advice from independent technical advisors
TonenGeneral has obtained advice for the conduct of due diligence for its oil and natural gas upstream business and its metal resources development business from technical advisors from Netherland, Sewell & Associates, Inc. and RungePincockMinarco Limited, respectively.

(5)	Measures to avoid conflicts of interest
In connection with the Business Integration, JXHD and TonenGeneral have taken no specific measures to avoid conflicts of interest because there is no conflict of interest between the two companies.

4．	Overview of the companies (as of March 31, 2016)
(1)	Company Name	JX Holdings, Inc.	TonenGeneral Sekiyu K.K.
(2)	Head Office	1-1-2 Otemachi, Chiyoda-ku, Tokyo	1-8-15 Kohnan, Minato-ku, Tokyo
(3)	Name and title of Representative	Yukio Uchida Representative Director, President	Jun Mutoh Representative Director, President
(4)	Main Business	Managing and controlling subsidiaries and affiliates, engaging in oil and energy business, oil and gas exploration business and metal business	Manufacturing, processing and sales of petroleum and petrochemical products, and supply of electricity
(5)	Paid-in capital	100 billion yen	35.1 billion yen
(6)	Date established	April 1, 2010	July 26, 1947
(7)	Number of issued shares	2,495,485,929 shares	366,000,000 shares

(8)	Net assets	1,928 billion yen (consolidated)	221 billion yen (consolidated)
(9)	Total assets	6,725 billion yen (consolidated)	1,141 billion yen (consolidated)
(10)	Fiscal year-end	March 31	December 31
(11)	Number of employees	26,339 (consolidated)	3,306 (consolidated)
(12)	Main banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.
(13)	Major	Japan Trustee Services Bank, Ltd.		Mitsui & Co., Ltd.	9.84%
	shareholders and	(trust account)	5.78%	Japan Trustee Services Bank, Ltd.
	shareholding ratio	The Master Trust Bank of Japan, Ltd.		(trust account)	5.08%
		(trust account)	5.24%	The Master Trust Bank of Japan, Ltd.
		Mizuho Bank, Ltd.	3.05%	(trust account)	4.84%
		Sumitomo Mitsui Banking Corporation	2.62%	Kochi Shinkin Bank	2.43%
		Mitsubishi Corporation	1.95%	State Street Bank West Client – Treaty 505234	2.27%

(14)	Relationship between the companies
	Capital ties	Not applicable
	Personnel ties	Not applicable
	Trade ties	Not applicable
	Status of related parties	Not applicable
(Note)	The data above in “(13) Major shareholders and shareholding ratio” for TonenGeneral are as of June 30, 2016.

Operating and financial results for the past three years	(Unit: millions of yen)
	JX Holdings, Inc. (consolidated)			TonenGeneral Sekiyu K.K. (consolidated)
Fiscal year	Ending 03/2014	Ending 03/2015	Ending 03/2016	Ending 12/2013	Ending 12/2014	Ending 12/2015
Consolidated net assets	2,626,294	2,429,849	1,928,460	294,640	262,753	234,106
Consolidated total assets	7,781,775	7,423,404	6,724,622	1,409,081	1,376,212	1,209,364
Consolidated net assets per share (yen)	858.66	778.93	602.86	805.77	718.35	639.61
Consolidated Sales	12,412,013	10,882,460	8,737,818	3,241,150	3,451,097	2,627,850
Consolidated operating income (loss)	213,657	(218,885)	(62,234)	52,289	(72,948)	2,017
Consolidated ordinary income (loss)	302,329	(150,114)	(8,608)	49,816	(73,383)	(294)
Consolidated net income (loss)	107,042	(277,212)	(278,510)	22,902	(13,975)	51
Consolidated net income (loss) per share (yen)	43.05	(111.49)	(112.01)	62.84	(38.36)	0.14
Dividends per share (yen)	16.00	16.00	16.00	38.00	38.00	38.00

5．	Status after the Business Integration (Overview of the Integrated Holding Company and Integrated Energy Company)
Integrated Holding Company
Wholly owning parent company through the Share Exchange (JXHD)
(1)	Company name	JXGT Holdings, Inc., to which the company name will be changed effective April 1, 2017
(2)	Head office	1-2 Otemachi, 1-chome, Chiyoda-ku, Tokyo, 100-8161
(3)	Representative directors who will be appointed
Representative Director and Chairman of the Board: Yasushi Kimura
(currently Representative Director and Chairman of the Board of JX Holdings, Inc.)

Representative Director and President: Yukio Uchida
(currently Representative Director and President of JX Holdings, Inc.)

Representative Director and Executive Vice President: Jun Mutoh
(currently Representative Director and President of TonenGeneral Sekiyu K.K.)

Jun Mutoh will assume the post of Chairman of the Business Transformation Committee (tentative name), which will be set up after the Business Integration in order to perform continuous transformation of the group.

For profiles of the three Representative Directors above, refer to Attachment 5, “Profiles of Representative Directors to Assume Office after Business Integration”.

Other personnel matters regarding directors, corporate auditors and officers as of the Business Integration Date will be disclosed as soon as their candidates are determined.

(4)	Business description	Managing and controlling subsidiaries and affiliates, engaging in energy business, oil and natural gas exploration business and metal business, and ancillary businesses thereto
(5)	Paid-in capital	100 billion yen
(6)	Fiscal year-end	March 31
(7)	Net assets	Not yet determined
(8)	Total assets	Not yet determined

Integrated Energy Company
Surviving company through the Absorption-type Merger (JXE)
(1)	Company name	JXTG Nippon Oil & Energy Corporation, to which the company name will be changed effective April 1, 2017
(2)	Head office	1-2 Otemachi, 1-chome, Chiyoda-ku, Tokyo, 100-8161
(3)	Representative directors who will be appointed
Representative Director and President: Tsutomu Sugimori
(currently Representative Director and President of JX Nippon Oil & Energy Corporation)

Representative Director and Executive Vice President: Takashi Hirose
(currently Representative Director and Executive Vice President of TonenGeneral Sekiyu K.K.)

For profiles of the two Representative Directors above, refer to Attachment 5, “Profiles of Representative Directors to Assume Office after Business Integration”.

Other personnel matters regarding directors, corporate auditors and officers as of the Business Integration Date will be disclosed as soon as their candidates are determined.

(4)	Business description
Refining, production and marketing of petroleum products (gasoline, heating oil, lubricants, etc.) and petrochemical products, import and sale of gas and coal, supply of electricity, and other businesses

(5)	Paid-in capital	139.4 billion yen
(6)	Fiscal year-end	March 31
(7)	Net assets	Not yet determined
(8)	Total assets	Not yet determined

6．	Overview of Accounting Treatment
The Accounting Standards for Business Combinations (ABSJ Statement No.21) and the Implementation Guidance on Accounting Standard for Business Combinations and Business Divestitures (ABSJ Guidance No. 10) will be applied to the accounting for the Business Integration, and the use of the purchase method. JXHD will be regarded as the acquiring company.
The amount of goodwill on a consolidated balance sheet resulting from the accounting for the Business Integration will be disclosed as soon as it is determined.
As already announced, JXHD plans to voluntarily apply the International Financial Reporting Standards to its securities report starting from the report for the fiscal year of March 2017.

7．	Future Outlook
After executing the Business Integration Agreement, JXHD and TonenGeneral plan to prepare a long-term vision and medium-term management plan for three years from fiscal year 2017 for the Integrated Group based on their review of the business environment surrounding the Integrated Group, future business strategy of the Integrated Group and a policy for allocation of business resources. The vision and plan will be announced around April 2017.

8．	Overview of Integrated Group on and after the Business Integration Date
(1)	Company name

Name of the Integrated Group:	JXTG Group

Name of the Integrated Holding Company	JXTG Holdings, Inc.

Name of the Integrated Energy Company	JXTG Nippon Oil & Energy Corporation
Name of Oil & Gas Exploration Company	JX Nippon Oil & Gas Exploration Corporation
Name of Mining & Metals Company	JX Nippon Mining & Metals Corporation

(2)	Philosophy of the Integrated Group
We help to ensure a vibrant future through the efficient and stable supply of limited energy, resources and materials. This begins with a focus on the present and future of the people living and working in our communities. With creativity and innovation in all of our business activities, we support our communities and day-to-day life in order to effect positive change for the future.
This is the approach on which the philosophy of the Integrated Group is based.

i.	Mission
Harnessing the Earth’s power for the common good and for the day-to-day life of each individual, we will contribute to the development of our communities and help to ensure a vibrant future through creation and innovation in energy, resources, and materials.

ii.	Our five core values
a)	As a member of the community
•	High ethical standards
Based on our core principles of integrity and fairness, we conduct all of our business activities in accordance with our high ethical standards.
•	Health, safety, and environment
We give the highest priority to health, safety and environmental initiatives, which are vital to the well-being of all living things.
b)	Supporting day-to-day life
•	Focus on customers
We strive to meet the expectations and evolving needs of our valued customers and of society as a whole through the stable provision of products and services while creating new value as only we can.
c)	For a vibrant future
•	Taking on challenges
Taking changes in stride, we rise to the challenge of creating new value while seeking innovative solutions for today and tomorrow.
•	Moving forward

Looking to the future, we continue to grow, both as individuals and as a company, through the personal and professional development of each and every employee

(3)	Business Strategies of the Integrated Group
i.	Integrated Group
•
The Integrated Group will conduct thorough structural reforms with zero-base thinking for the near term in order to enhance its competitiveness and maximize the integration synergy at an early date.  In addition, the Integrated Group will place priority on the improvement of its financial structure.  To that end, the Integrated Group will generate cash flow and focus on the improvement of its balance sheet by all feasible means such as control of investment, sale of assets, and thorough reduction of working capital, whereby the Integrated Group will increase resilience against the risk of changes in the business environment and solidify the foundation for its future growth.

•
While strengthening the competitiveness of its existing businesses, the Integrated Group will also focus on midstream and downstream businesses overseas, including the Asia-Pacific region, where future growth is expected. These initiatives will be an initial step toward the future growth of the Integrated Group.  At the same time, the Integrated Group will develop new businesses related to electricity and new energy as well as technology-based businesses, centered on high performance materials utilizing the existing technologies held by the Integrated Group, and this will achieve a balanced business portfolio including upstream, midstream and downstream businesses.  Through these efforts, the Integrated Group will seek to maximize its corporate value.

•
With respect to investment, the Integrated Group will level out investment timing, set priorities on investment projects, and strategically select investment.  By implementing these measures, the Integrated Group will establish an enhanced risk management system.

ii.	Energy business
•
While maintaining safe operations and stable supply, the Integrated Group will fundamentally streamline and rationalize its energy business, and thoroughly transform its business structure, thereby achieving a more resilient business foundation.

•
The Integrated Group will realize and maximize integration synergies of the business integration through continuous business transformation of the petroleum refining and sales and chemical businesses, which will continue to be core businesses and “earnings powerhouses” of the Integrated Group even under a challenging business environment.

•
With stronger business bases that are made possible by business transformation, the Integrated Group will develop and enhance next generation businesses of the group, such as overseas businesses, electricity, gas, new energy, lubricants, and specialty chemicals that will be mainstays of the future.

iii.	Oil and natural gas exploration and production business
•	The Integrated Group will optimize its portfolio through concentration in core competence.
•	New investments in the oil and natural gas E&P business are made in principle within the range of cash flow generated from such business.
•
With respect to oil and gas fields under development and production, the Integrated Group will focus on cost reduction and steadily implement those oil and gas projects, with attention to safety and the environment.

•
The Integrated Group will contribute to the efficient supply of limited resources by focusing on the acquisition of technologies in the areas where it can exert the knowledge and strength it has accumulated to date, including CO2-EOR technology and development technology for deep-water oil and gas fields.

iv.	Metals business
•	In its upstream business, the Integrated Group will focus on the stable operation and cost reduction of the existing business and refrain from investing in new upstream businesses for the time being.
•	In its copper smelting and refining business, the Integrated Group will establish safe and stable operation of refineries and focus on strengthening cost competitiveness by increasing efficiency.
•
In its electronic materials business, the Integrated Group will distribute niche and high-performance products to global markets by utilizing competitive technology, and maintain and expand its earning capacity.  In addition, the Integrated Group will develop markets and technology, and strengthen sales for the coming “Internet of things” society.

•
In its recycling and environmental services business, the Integrated Group will strengthen its domestic and overseas collecting network and expand the business in order to contribute to the development of recycling-oriented society.

(4)	Long-term vision, medium-term management plan and financial goal of the Integrated Group
In preparing the long-term vision and medium-term management plan, JXHD and TonenGeneral will in principle set the following financial goal; however, in light of the International Financial Reporting Standards (IFRS) to be applied by the Integrated Holding Company from consolidated financial statements on Yuho Reporting for the accounting period ending March 2017, the financial goal be replaced by figures based on the International Financial Reporting Standards (IFRS). The new figures will be disclosed as a financial goal in the medium-term management plan around April 2017.

Adjusted consolidated before-tax ordinary income for FY2019	500 billion yen or more
Consolidated return on equity for FY2019	10% or more
Consolidated net debt-to-equity ratio for FY2019	0.9 times or less
Consolidated free cash flows; accumulated total from FY2017 to FY2019	500 billion yen or more

(5)	Integration synergies
When JXHD and TonenGeneral signed a Memorandum of Understanding regarding the Business Integration of their groups on December 3, 2015, the two companies announced that the Integrated Group would aim to achieve in excess of 100 billion yen in profit improvements per fiscal year on a consolidated basis within five years after the business integration. After detailed examination of measures to achieve the target as soon as possible and to capture more effects of the business integration, the two companies set a new target to achieve 100 billion yen in profit improvements per fiscal year within three years after the Business Integration. The detail of the goals is as follows:

Supply, distribution and sales	28 billion yen	●	Optimization of crude purchase operation
		●	Optimization of distribution network efficiency,
and other items
Manufacturing	40 billion yen	●	Profit improvement of 10 billion yen through the integrated operation of a refinery and chemical plants in the Kawasaki area
		●	Energy savings and maintenance cost reduction through use of best practices of two companies, and other items
Procurement	15 billion yen	●	Reduction of procurement costs for construction materials, catalysts, and other items
Other areas	17 billion yen	●	More efficient operation with ERP system
		●	Other improvements in efficiency and rationalization
Total synergy effect	100 billion yen

In addition, JXHD and TonenGeneral understand that fixed cost reduction through refinery closure is vital to achieving further profit improvements.  With that understanding, the Integrated Energy Company will study and conduct refinery closure as soon as possible.

9．	Main business principles of the Integrated Group
(1)	Missions and basic roles of the Integrated Holding Company and Core Operating Companies
i.	Integrated Holding Company
•
In order to maximize the enterprise value of the Integrated Group, the Integrated Holding Company will strategically allocate the business resources needed to establish the Integrated Group’s mid- to long-term strategy and to realize this strategy in pursuit of the business development, innovation and synergy effects of the entire Integrated Group.

•
The Integrated Holding Company will oversee the operations of the business management units of the entire Integrated Group, and will also oversee the improvement and operation of risk management and internal controls systems for the entire Integrated Group.

•
While upholding the Integrated Group Companies’ proactive business operations based on the operation policy of the entire Integrated Group, the Integrated Holding Company will manage the business of the Core Operating Companies and will manage the Common-Function Companies and give advice and instructions to the listed subsidiaries, and in this way it will implement management of a unified Integrated Group.

•
The Integrated Holding Company will implement management of the Integrated Group based on the principle of overall optimization by reviewing the organizational structure or human resources according to the necessary functions.

ii.	Core Operating Companies
•
As companies playing a central role of the business operation of the Integrated Group, the Core Operating Companies will perform operations proactively according to the attributes of each business, responding to changes in the business environment under the operation policy of the entire Integrated Group, and will contribute to the improvement of the enterprise value of the Integrated Group through the achievement of the business goals of the Core Operating Company Group.

(2)  Policy for reorganization and administration of operation of the Common-Function Companies and subsidiaries of the Integrated Energy Company
Businesses performed by the Common-Function Companies and subsidiaries of the Integrated Energy Company will be classified into the Profit Center Business and the Cost Center Business and the Integrated Group will consider reorganizing the relevant subsidiaries in accordance with the following basic policy.
i.
With respect to the Profit Center Business, the Integrated Group will consider the position thereof in the business strategy of the entire Integrated Group and the effects on the Integrated Group, including the potential of the relevant business, capital efficiency and other similar factors, and will determine the direction of such business.

ii.
With respect to the Cost Center Business, the Integrated Group will evaluate the relevant business from the perspective of operational efficiency of the entire Integrated Group and improvement of cost competitiveness, and will take measures as necessary, such as pursuing further efficiency and reorganization.

Officers of the Integrated Holding Company and Integrated Energy Company will, in addition to units that they supervise, supervise the Common-Function Companies and subsidiaries of the Integrated Energy Group that have the closest relationship with such units respectively, and will develop the system to implement consistent measures throughout the Integrated Group.

(3)	Realization of capital-efficiency-oriented investments and portfolio strategies
•
The Integrated Group will quantitatively manage the capital efficiency of each business unit of the Core Operating Companies and other major Integrated Group subsidiaries by using return on invested capital (ROIC), and will also make efforts to improve it.

•
The Integrated Group will make decisions for investment projects efficiently and appropriately based on rigorous risk analysis by strengthening a multiple-stage and multilateral method to review and evaluate the relevant business and capital investment projects (so-called stage-gate method).

•
The Integrated Group will not hold any listed shares in principle.  As an exception, the Integrated Group may hold shares of companies that play an important role as part of the Integrated Group or shares of companies that are determined to be necessary to maintain or expand the Integrated Group’s business.  The holding of these strategically important shares will be periodically reported to the Board of Directors of the Integrated Holding Company, along with the significance and purpose of holding such shares.

•	In principle, the Integrated Group will not hold any unlisted shares if and when holding of such shares is determined to have little business significance for its core businesses.
•
The Integrated Group will ensure that post-project evaluations are carried out for investment projects and will utilize the results for further improvement measures to be considered and implemented for such investment projects, as necessary, and utilize them for considering subsequent investment projects.

•	The Integrated Group will keep tight control over working capital, such as inventory and account receivables, and will endeavor to optimize invested capital.

(4)	Basic policy for improvement of information technology infrastructure
The Integrated Holding Company and the Integrated Energy Company will build an enterprise-wide core IT system (ERP system) within 3 years after the Business Integration Date in order to achieve goals such as centrally controlling various information, increasing management visibility, building the supply chain based on the principle of overall optimization, optimally utilizing human resources through standardization and streamlining of operations, responding to global business deployment, enhancing internal controls using information technology.

(5)	Internal Controls of the Group
Based on the knowledge and practices of the JX Group and the TonenGeneral Group, the Integrated Group will enhance the development and operation of internal controls.
 The Integrated Group will introduce internal control methods based on global standards to the operating process of each unit in order to enhance in particular internal controls related to business conduct for the purpose of preventing fraud, errors or losses, and will introduce such methods to the Integrated Holding Company and the Integrated Energy Company as of April 1, 2017.  Moreover, the Integrated Group will consider applying such internal control methods to the other Integrated Group Companies, based on the progress of their introduction into the Integrated Holding Company and the Integrated Energy Company.

(6)	Organizations
i.	Integrated Holding Company
In addition to strengthening roles of supervising officers of the Integrated Holding Company, the outline of the organization of the Integrated Holding Company will be as follows as of the Business Integration Date in order to achieve efficient group management and the strengthening of expertise and strategic functions of the Integrated Holding Company. The organization chart (as of April 1, 2017) is as set forth in Attachment 3.
•
The following will be established as dedicated organizations (dedicated departments) of the Integrated Holding Company: the Secretariat Department, the Corporate Planning Department, the Business Development Department, the General Administration Department, the Legal & Corporate Affairs Department, the Controller Department and the Finance & Investor Relations Department, as well as the Corporate Transformation Department to perform continuous transformation of the group after the Business Integration, and the Human Resources Department to enhance the Group’s human resources development.

•
As a joint organization (joint department) of the Integrated Holding Company and the Integrated Energy Company, (i) the Internal Audit Department, (ii) the Internal Control Department and (iii) the IT Planning and Development Department will be established so that the two companies can perform, in an integrated manner, (i) internal audit operations, (ii) internal controls operations and (iii) operations relating to IT strategy and building of the enterprise-wide core IT system (ERP system).

•
The Office of Corporate Auditors will be established as a joint organization of the Integrated Holding Company, the Integrated Energy Company, the Oil & Gas Exploration Company and the Mining & Metals Company.

ii.	Integrated Energy Company
The outline of the organization of the Integrated Energy Company will be as follows as of the Business Integration Date, and the organization chart (as of April 1, 2017) is as set forth in Attachment 4.
•
As corporate service functions of the Integrated Energy Company, in addition to the joint departments set forth in (6)-i, the Integrated Energy Group will establish service departments (organizations with functions of controller, corporate planning, crisis management, general administration, human resources, information systems, legal affairs, procurement, public relations and secretariat); the Environment, Safety and Quality Management Departments, the Central Technical Research Laboratory, and the Global Business Departments.

•
The Integrated Energy Company will set up the Business Transformation Department in order to implement each measure agreed upon between the JX Group and the TonenGeneral Group and to promote the strengthening of the management base and further structural reforms of the Integrated Energy Group.

•
With respect to the business units of the Integrated Energy Company, in order to distinguish the responsibilities of each unit and to strengthen businesses, the Integrated Energy Group will introduce a division system and a company system, and specifically, will establish the Refining & Manufacturing Division, the Supply & Trading Division, the Marketing & Sales Division, the Chemicals Division, the Resources & Power Company, the Lubricants Company, the New & Renewable Energy Company and the Specialty Chemicals & Materials Company.

(7)	Personnel System
Based on the corporate philosophy of the Integrated Group, the Integrated Holding Company and the Core Operating Companies will design and implement a sustainable personnel system and measures based on the policies below, so that those companies and their employees can continue to grow and develop together.
•	Respect diversity and ensure that all employees can enhance their capabilities to the maximum extent and fulfill their potential.
•	Foster employees who continue to take on challenges on a global basis with the spirit of creation and innovation.
•	Realize fair and equitable treatment satisfactory to the employees based on their capabilities and achievements.
•	Create an environment where employees can work with high motivation and vitality so that they can achieve greater productivity.

After the Business Integration Date, the Integrated Holding Company and the Core Operating Companies will develop a structure to foster human resources who will achieve the Integrated Group’s mid- to long-term business strategy and to evaluate various aspects of employee performance, and focus on continuous and systematic fostering of human resources of the entire Integrated Group.

(8)	Executive compensation system
The compensation system for the officers (directors and executive officers) of the Integrated Holding Company and the Core Operating Companies will be determined by the Business Integration Date, taking into account related provisions of the Corporate Governance Code of the Tokyo Stock Exchange and examining the choices available for share-based compensation, so that such system can function as an incentive towards the improvement of the Integrated Group’s corporate value.

10．	Main business principles of the Integrated Group
(1)	Management system for operation of the Integrated Energy Company
JXHD and TonenGeneral will, based on past knowledge and practices of the JX Group and the TonenGeneral Group, develop a management system that is common to the Integrated Energy Group, such as for operational safety, environment, health and security.

(2)	Measures to strengthen the supply chain of the Integrated Energy Company
•
The Integrated Energy Company will establish a cross-functional organization in which the Supply & Trading Division is to play a coordinating role in the core business (petroleum refining and sales and petrochemical business) of the Integrated Energy Company in order to develop a structure that enables the Integrated Energy Company to consider and take measures, in a timely manner, that will contribute to maximization of company-wide profits.

•
The cross-functional organization will build a consensus among the related functions in relation to a policy concerning the Integrated Energy Company’s supply chain, and will also be in charge of progress management and confirmation of such policy.

(3)	Marketing policy of the Integrated Energy Company
•
All of the sales measures of the Integrated Energy Company will be taken from a standpoint of fairness and equitability, and improvement of the brand value, and in order to achieve this, the Integrated Energy Company will make efforts to integrate its sales measures as much as possible from the Business Integration Date.

•
The Integrated Energy Company will, on the basis that the relationship of trust with dealers and other business partners is very important to the company, respond to dealers in an equitable manner, regardless of whether they belonged to the JX Group or the TonenGeneral Group or whether they have any equity interest. This fair business manner will enable us to enhance the relationship of trust between the Integrated Energy Company and dealers and other business partners.

(4)	Brands
JXHD and TonenGeneral intend to continue using each brand that is being used currently in their respective energy businesses after the Business Integration and will discuss and determine the most appropriate brand strategy for the Integrated Energy Company in the future.

11.	Policy for distributions to shareholders
Based on the recognition that the distributions to shareholders of the Integrated Holding Company is one of the most important management priorities, the Integrated Holding Company will continue to pay stable dividends, which will be determined with actual results and the outlook for mid-term consolidated performance. Furthermore, to determine the shareholder distribution level, the Integrated Holding Company will take into account the maintenance of its resilient financial structure, investment plan and cash flow outlook.
As a near-term policy for distributions to shareholders, the Integrated Holding Company will maintain the distribution level of 16 yen per share per year currently paid by JXHD, and also will look for ways to increase the shareholder distribution by increasing its earning capacity.  To this end, the Integrated Holding Company may consider buying back its own stock in addition to a dividend increase.
An estimate of dividends to be paid by the Integrated Holding Company for the fiscal year 2017 will be disclosed around April 2017, along with the long-term vision and mid-term management plan of the Integrated Group.

***

Attachment 1:	Overview of the Share Exchange Ratio analyses, conducted by third party financial advisors
Attachment 2:	Business overview of JX Holdings, Inc. and TonenGeneral Sekiyu K.K.
Attachment 3:	Organization chart of Integrated Holding Company, effective April 1, 2017
Attachment 4:	Organization chart of Integrated Energy Company, effective April 1, 2017
Attachment 5:	Profiles of Representative Directors to Assume Office after Business Integration

Attachment 1

Overview of the Share Exchange Ratio analyses, conducted by the third party financial advisors

1.	Overview of Analyses by JXHD’s third party financial advisors
(1)	Nomura Securities
In performing its analysis, Nomura reviewed the financial information of JXHD and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange. Nomura used an average stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, as there are multiple listed companies that are comparable to both companies, Nomura employed the comparable companies analysis.  Further, the discounted cash flow analysis (“DCF Analysis”) was used to evaluate future business operations. The calculated ranges of the Share Exchange Ratio below show the range of the number of shares of JXHD common stock to be allotted for each share of common stock of TonenGeneral.

Analysis Method	Calculation Range of Share Exchange Ratio
Average Stock Price Analysis	2.29-2.39
Comparable Company Analysis	1.81-2.15
DCF Analysis	2.45-2.80

In performing the average stock price analysis, Nomura used August 26, 2016 as the reference date and reviewed the closing share price on the reference date and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference date.

In conducting its analysis with respect to the Share Exchange Ratio, Nomura used information provided by both companies as well as publicly available information.  Nomura has assumed that all such materials and information are accurate and complete and has not conducted any independent verification of their accuracy or completeness.  In addition, Nomura has not conducted any independent evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of either JXHD or TonenGeneral, including analysis and evaluation of individual assets and liabilities, or appointed any third party for appraisal or assessment. Nomura has assumed that the financial forecasts (including profit plans and other information) provided by JXHD and TonenGeneral to Nomura have been reasonably prepared by the management of JXHD on a basis reflecting the best currently available estimates and judgments.

Nomura rendered its opinion to JXHD, dated August 30, 2016, stating that from a financial point of view, the agreed upon Share Exchange Ratio is fair to JXHD, subject to the conditions set forth above and certain other conditions.

(2)	Citigroup
In performing its analysis, Citigroup reviewed the financial information of JXHD and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange.  Citigroup used the stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, to evaluate future business operations, Citigroup performed a valuation based on a discounted cash flow analysis (“DCF Analysis”).  The valuation ranges of the Share Exchange Ratio set forth below represent the valuation ranges for the number of shares of JXHD common stock to be allocated in exchange for one share of TonenGeneral common stock.
Analysis Method	Valuation Range of Share Exchange Ratio
Stock Price Analysis	2.29-2.40
DCF Analysis	1.05-3.55

In performing the stock price analysis, Citigroup used August 26, 2016 as the reference date and reviewed the closing share price on the reference date and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference date.  Citigroup rendered its fairness opinion to JXHD, dated August 30, 2016, which opined that, based upon and subject to the assumptions set forth below and certain other conditions, the agreed upon Share Exchange Ratio, as of the date of the opinion, is fair, from a financial point of view, to JXHD.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of JXHD and TonenGeneral that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to JXHD and TonenGeneral provided to or otherwise reviewed by or discussed with Citigroup, the respective managements of JXHD and TonenGeneral have advised Citigroup  that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of JXHD and TonenGeneral as to the future financial performance of JXHD and TonenGeneral and the other matters covered thereby.

Citigroup assumed, with JXHD’s consent, that the Business Integration will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Business Integration, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on JXHD, TonenGeneral or the contemplated benefits of the Business Integration.  Citigroup further assumed that the Business Integration will be treated as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes.  Citigroup’s opinion related to the relative values of JXHD and TonenGeneral.

Citigroup did not express any opinion as to what the value of the JXHD common stock actually will be when issued pursuant to the Business Integration or the price at which the JXHD common stock will trade at any time.  Citigroup did not make or was provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of JXHD or TonenGeneral nor did Citigroup make any physical inspection of the properties or assets of JXHD or TonenGeneral.  Citigroup is not an expert in the appraisal or evaluation of oil, gas or mining properties or reserves or deposits and assumed and relied, without independent verification, on the estimates and forecasts of the management of JXHD with respect to such assets.  Moreover, Citigroup’s opinion does not address the potential for fluctuations in the prices for oil, gas and mining products or the impact of such prices on the Business Integration.  Citigroup was not requested to, and did not, solicit third party indications of interest in a transaction with JXHD.  Citigroup expressed no view as to, and its opinion does not address, the underlying business decision of JXHD to effect the Business Integration, the relative merits of the Business Integration as compared to any alternative business strategies that might exist for JXHD or the effect of any other transaction in which JXHD might engage.  Citigroup also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Business Integration, or any class of such persons, relative to the Exchange Ratio.  Citigroup’s opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

Citigroup has acted as financial advisor to JXHD with respect to its opinion and is expected to receive a fee for such services, a significant portion of which is contingent upon the consummation of the Business Integration.  Citigroup and its affiliates in the past have provided investment banking services to JXHD unrelated to the Business Integration for which services Citigroup and its affiliates have received compensation.  Further, in the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of JXHD and TonenGeneral for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.  In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with JXHD, TonenGeneral and their respective affiliates.

Citigroup’s advisory services and the opinion expressed by it were provided for the information of the Board of Directors of JXHD in its evaluation of the proposed Share Exchange, and its opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Business Integration. JXHD may not use Citigroup’s opinion for other purposes other than that set forth above without the prior consent of Citigroup.

(3)	Mizuho Securities
In performing its analysis, Mizuho reviewed the financial information of JXHD and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange. Mizuho used a stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.

In addition, as there are multiple listed companies that are comparable to both companies, Mizuho employed the comparable company analysis.  Further, the discounted cash flow analysis (“DCF Analysis”) was used to evaluate future business operations. The calculated ranges of the Share Exchange Ratio below show the range of the number of shares of JXHD common stock to be allotted for each share of common stock of TonenGeneral.

Analysis Method	Calculation Range of Share Exchange Ratio
Stock Price Analysis	2.29-2.39
Comparable Company Analysis	2.84-3.86
DCF Analysis	2.51-2.77

In performing the stock price analysis, Mizuho used August 26, 2016 as the reference date and reviewed the closing share price on the reference date and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference date.

On August 30, 2016, Mizuho delivered its written opinion in Japanese to the board of directors of JXHD that, based upon and subject to the assumptions made, matters considered, and limits of review set forth in its written opinion, as of such date, the exchange ratio was fair, from a financial point of view, to the holders of JXHD common shares.

In rendering its opinion, Mizuho relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Mizuho by JXHD and TonenGeneral.  Mizuho did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness.  The conclusion expressed in Mizuho’s opinion could potentially differ if there are matters that would make the information provided to Mizuho or discussed between Mizuho and the companies materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of the opinion, or which occurs subsequent to delivery of the opinion (including facts which potentially existed at the time the opinion was delivered but became apparent subsequently).  Mizuho assumed that the management of each company was unaware of any fact that would make the information provided to or discussed with Mizuho incomplete or misleading.  In addition, Mizuho did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates, and Mizuho was not independently provided with, nor did Mizuho make any request to a third party for, any such valuation or appraisal.  Mizuho did not assume any obligation to conduct any inspection of the properties or facilities of either company or its affiliates, nor did Mizuho evaluate the capitalization, solvency or fair value of either company or its affiliates under any law relating to bankruptcy, insolvency or similar matters.

With respect to any information Mizuho requested in connection with the preparation of its opinion that was not provided or disclosed to Mizuho by the companies, or could not otherwise be used by Mizuho as a basis of Mizuho’s evaluation, Mizuho used assumptions it believed to be reasonable and appropriate, and Mizuho did not verify the effect on either company’s future financial condition in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information (including future revenue and expenditure projections, expected cost savings, and TonenGeneral’s financial forecasts, which were adjusted by JXHD to maintain consistency with the business plan) provided to Mizuho, Mizuho assumed that such information was reasonably prepared by the management of each company on a basis reflecting the best currently available estimates and judgments of management as to the expected future results of operations and financial conditions of the companies.  Mizuho relied on the assumptions and projections (as modified as described above; the same shall apply hereinafter) without independent verification of the feasibility of such assumptions and forecasts, and the projections on which such modifications are based, and Mizuho expressed no view as to any analyses or forecasts referred to in its opinion or the assumptions on which they are based.  Mizuho is not a legal, regulatory, or tax expert and therefore relied on the assessments made by advisors to the companies with respect to such issues.  Mizuho further assumed that the Share Exchange will qualify as a tax-free reorganization for Japanese corporate tax purposes.

Mizuho has assumed, without conducting any independent verification, that the Share Exchange will be consummated in a timely manner and that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any adverse effect on JXHD or TonenGeneral or on the contemplated benefits of the Share Exchange, and such consents and approvals will not have any effect on the Share Exchange Ratio.  Mizuho also assumed that JXHD, TonenGeneral or their respective affiliates have not entered, and will not enter, into any contract, agreement or other instrument that may materially affect the Share Exchange Ratio, and that the consummation of the Share Exchange will not breach, or give rise to any right to terminate or declare a default or exercise any remedy under, any material agreement binding either company or any of its affiliates.  Mizuho assumed, except as disclosed by the companies and having material adverse effect on the Share Exchange Ratio, there are no litigation, dispute, etc.-related contingent liabilities, or environmental, tax or intellectual property, etc.-related off-balance sheet liabilities, of JXHD, TonenGeneral or its respective affiliates.

Mizuho’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mizuho as of, the date such opinion.  Although its opinion may be affected by changes in future conditions, Mizuho did not assume any responsibility to modify, update, supplement or reaffirm its opinion.

For services rendered in connection with the Share Exchange, JXHD has agreed to pay Mizuho a fee.  JXHD agreed to indemnify Mizuho for certain liabilities arising out of Mizuho’s engagement, including in connection with Mizuho’s provision of its opinion.  In the ordinary course of business, Mizuho and its group companies may hold or sell certain equity, debt and other securities and various types of financial instruments, including derivatives, of either company or their affiliates for its own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Mizuho and its group companies may also from time to time act as a counterparty to either company or its affiliates and receive compensation for such activities.

Mizuho was not requested to provide an opinion as to, and Mizuho’s opinion did not in any manner address, JXHD’s underlying business decision to proceed with or effect the Share Exchange, nor was Mizuho asked to provide, and Mizuho did not provide, any opinion as to any transaction other than the Share Exchange or as to the relative merits of the Share Exchange in comparison to any other transaction. Mizuho was under no obligation to JXHD or its board of directors to solicit indications of interest from any third party in connection with the Share Exchange, nor did Mizuho make any such solicitations.

Mizuho’s opinion was limited to the fairness, from a financial point of view, of the Share Exchange Ratio to the holders of JXHD common shares as of the date of the opinion, and Mizuho expressed no opinion as to the fairness of the Share Exchange to the holders of any other class of securities, creditors or other constituencies of JXHD. Furthermore, Mizuho expressed no opinion with respect to the amount or nature of any compensation to any directors, executive officers or employees of either company, or any class of such persons, relative to the Share Exchange or with respect to the fairness of any such compensation.

(4) Daiwa Securities
In performing its analysis, Daiwa reviewed the financial information of JXHD and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange.  Daiwa used a stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, to evaluate future business operations, Daiwa performed a valuation based on a DCF Analysis.  The valuation ranges of the Share Exchange Ratio set forth below represent the valuation ranges for the number of shares of JXHD common stock to be allocated in exchange for one share of TonenGeneral common stock.

Analysis Method	Calculation Range of Share Exchange Ratio
Stock Price Analysis (Reference Date 1)	2.29-2.39
Stock Price Analysis (Reference Date 2)	2.40-2.68
DCF Analysis	2.08-2.65

In performing the stock price analysis, Daiwa used August 26, 2016 (Reference Date 1), in addition to November 13, 2015 (Reference Date 2), which was the last trading date prior to November 16, 2015, which was the date on which the Business Integration was reported by newspapers, as the reference dates and reviewed the closing share prices from the Tokyo Stock Exchange on the reference dates and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference dates.

Daiwa rendered its fairness opinion to JXHD, dated August 30, 2016, stating that from a financial point of view, the agreed upon Share Exchange Ratio is fair to JXHD, subject to the conditions set forth below and certain other conditions.

In preparing its fairness opinion Daiwa analyzed and reviewed the Share Exchange Ratio.  For such analysis and review, Daiwa used, in principle, as-is material and information provided by JXHD and TonenGeneral as well as publicly available information.  Daiwa assumed and relied on the accuracy and completeness of all information that Daiwa reviewed or analyzed, and did not independently verify or assume any obligation to independently verify the accuracy or completeness of such information.  Daiwa did not undertake an independent evaluation, appraisal or assessment of any of the assets or liabilities (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), on an aggregate or individual basis, of JXHD, TonenGeneral or any of their respective affiliates (as defined in Article 8(8) of the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, etc. of Japan) (hereinafter, “Affiliates”), nor did Daiwa make any request to a third party for any such valuation, appraisal or assessment.  In preparing its fairness opinion, Daiwa assumed that there were no undisclosed facts (including contingent liabilities and litigation) in the present or future relating to JXHD, TonenGeneral or any of their respective Affiliates that might affect its opinion.  Daiwa did not evaluate the solvency or creditworthiness of JXHD, TonenGeneral or any of their respective Affiliates under any applicable laws relating to bankruptcy, insolvency or similar matters.  Daiwa did not conduct any physical inspection of the properties or facilities of JXHD, TonenGeneral or any of their respective Affiliates, nor did Daiwa assume any obligation to do so.  Daiwa understands that JXHD’s accounting and legal advisors performed financial and legal due diligence, respectively, on TonenGeneral based on the scope of due diligence agreed upon between the respective advisors and JXHD. Daiwa did not independently verify such scope or assume any obligation with respect to such due diligence.

In preparing its opinion, Daiwa assumed that the business plans, financial forecasts and other information regarding the future furnished to Daiwa by JXHD and TonenGeneral were prepared according to reasonable procedures and reflect the best then-available estimates and judgment of the management of JXHD and TonenGeneral, respectively, and Daiwa neither conducted independent verifications of the accuracy, validity or feasibility of the business plans nor assumed any obligation or responsibility to do so. Daiwa assumed that all assumptions in the preparation of the business plans and financial forecasts were accurate and feasible. Daiwa conducted no independent verifications of the accuracy or feasibility thereof, nor did Daiwa assume any obligation to do so.

Daiwa assumed that the Business Integration Agreement would be properly and validly executed by JXHD and TonenGeneral with terms and conditions substantially the same as those set forth in the draft of the Business Integration Agreement that Daiwa reviewed, and that the Business Integration would be legally and validly performed and completed pursuant to the terms and conditions of the Business Integration Agreement, without any waiver, revision or amendment of any material terms or conditions thereof.  Further, Daiwa assumed that the transaction would be legally and validly performed, that the tax effects arising from the transaction would not be different from the anticipated tax effects by JXHD and TonenGeneral, and that the governmental, regulatory or other consents or approvals necessary for the execution of the transaction would be obtained without any prejudice to the benefits expected to be brought by transaction. Therefore, Daiwa has no obligation to conduct the independent verifications thereof. Daiwa did not evaluate the decision of JXHD with respect to its execution of the transaction or the relative merits of the transaction as compared to any strategic alternatives that might be available to JXHD, nor was Daiwa requested by JXHD to do so. Daiwa is not an accounting, tax or legal expert and neither independently reviewed or analyzed nor assumed any obligation to independently review or analyze the legality or validity of any matter regarding the transaction or the appropriateness of the accounting and tax treatment of any matter regarding the transaction. Daiwa also assumed that the anticipated tax effects of the transaction communicated to Daiwa by JXHD would be realized.

Daiwa Securities Group, mainly consisting of Daiwa Securities Group Inc., which is the parent company of Daiwa, conducts investment and financing services business concentrating on securities-related business as the principle business.  Daiwa has provided to JXHD, TonenGeneral and their respective Affiliates its services, for which Daiwa has received compensation in the past and the present, and may do so in the future.  JXHD fully understands that Daiwa and its affiliates have provided, or may provide in the future, services for other transactions to TonenGeneral and its Affiliates, for which Daiwa has received, or may receive, compensation, and has given prior consent to the provision of such services without any objection. In addition, Daiwa and its affiliates may actively trade or hold financial products, including securities and derivatives products, of JXHD, TonenGeneral or any of their respective Affiliates, for its own and its Affiliates’ accounts or for the accounts of customers.

Daiwa’s opinion was prepared solely for the use and benefit of the board of directors of JXHD in connection with its review of the Share Exchange Ratio. JXHD may not cause Daiwa’s opinion to be disclosed, referred or communicated to any third party, nor to be used for any third party opinion to be disclosed without Daiwa’s prior written consent. JXHD will be also solely responsible for such disclosure with Daiwa’s prior consent, and Daiwa will not be responsible for such disclosure. Moreover, Daiwa’s opinion does not constitute a recommendation or solicitation to any holders of shares of common stock of JXHD as to how such holder of shares should vote on the transaction (including exercise of the appraisal right of opposing holders of shares), the assignment and receipt of shares of JXHD or any other related matters.

Daiwa’s opinion addresses only the fairness of the Share Exchange Ratio from a financial point of view to the holders of the shares of the common stock of JXHD, and JXHD did not ask Daiwa to address, and Daiwa’s opinion does not address, the fairness to, or any other consideration of, any third party other than the holders of shares of common stock of JXHD. Daiwa does not provide any opinion on any premise or assumption upon which the determination of the Share Exchange Ratio was based or the underlying business decision of JXHD to proceed with the transaction. Daiwa does not express any opinion as to the prices at which the shares of common stock of JXHD or TonenGeneral will be traded at any time after the date of its opinion. In addition, Daiwa expresses no opinion with respect to the fairness of the amount or nature of any compensation to be received in relation to the Share Exchange Ratio by any officers, directors, employees or any similar such persons involved in the transaction.

Daiwa’s opinion is based on financial information prepared in accordance with accounting principles generally accepted in Japan, and did not take into consideration any possible difference in such financial information if prepared under IFRS. Daiwa’s opinion is also based upon financial, economic, market and other conditions as they existed as of August 30, 2016, and relied on information made available to Daiwa by August 30, 2016. However, some materials and information used for the calculation were made at different points in time because the availability of materials and information was restricted. Additionally, although Daiwa’s opinion may be affected by future changes in conditions, Daiwa does not assume any obligation to revise, renew, supplement or reaffirm its opinion.

2.	Overview of Analyses by TonenGeneral’s third party financial advisors
(1)	BofA Merrill Lynch
Given that both TonenGeneral and JXHD are publicly listed companies with an existing market in their shares, as part of the process of preparing its written opinion, BofA Merrill Lynch conducted its valuation analyses using market price analysis and discounted cash flow (“DCF”) analysis based on the trends of the market share prices, forecasts and other aspects of the performance of TonenGeneral and JXHD, and the board of directors of TonenGeneral received a valuation analyses presentation with respect to the Share Exchange Ratio from BofA Merrill Lynch on August 31, 2016. Furthermore, the board of directors of TonenGeneral received a written opinion (“BofA Merrill Lynch Opinion”) on August 31, 2016, to the effect that, based on the assumptions set forth below and other conditions set forth in such written opinion, the Share Exchange Ratio provided for in the Share Exchange is fair, from a financial point of view, to the holders of common stock of TonenGeneral, other than JXHD and its affiliates. It is understood that the BofA Merrill Lynch Opinion is for the benefit and use of the board of directors of TonenGeneral (in its capacity as such) in connection with and for purposes of its evaluation of the Share Exchange Ratio in the Share Exchange from a financial point of view. Furthermore, no opinion or view is expressed as to the relative merits of the Business Integration in comparison to other strategies or transactions that might be available to TonenGeneral or in which TonenGeneral might engage or as to the underlying business decision of TonenGeneral to proceed with or effect the Business Integration. In addition, BofA Merrill Lynch expresses no opinion or recommendation as to how any shareholder should vote or act in connection with the Business Integration or any related matter. Moreover, the Board of TonenGeneral has received the following supplementary explanation from BofA Merrill Lynch concerning the assumptions and disclaimers related to its analyses and the BofA Merrill Lynch Opinion.

　The market price analysis was based (1) on the closing price of each company on August 26, 2016 (the “Record Date (i)”) and the average closing prices of each company for the one-month, three-month and six-month periods up to and including the Record Date (i) and (2) on the closing prices of each company on November 13, 2015 (the “Record Date (ii)”), the business day immediately prior to the day on which the Business Integration of TonenGeneral and JXHD was reported in the news, and the average closing prices for the one-month, three-month and six-month periods up to and including the Record Date (ii).
 The DCF analysis was based upon stand-alone forecasts for each of TonenGeneral and JXHD (as adjusted by TonenGeneral) provided by TonenGeneral and JXHD, which did not take into account potential synergies resulting from the Business Integration.
 The table below sets forth the primary methodologies that BofA Merrill Lynch used in its valuation analyses of TonenGeneral and JXHD, along with the ranges of Share Exchange Ratios suggested as a result of such valuations. (The following ranges represent the number of shares of JXHD common stock to be allotted for each share of TonenGeneral common stock)

Adopted Method		Calculation Range of Share Exchange Ratio
(1)-1	Market Price Analysis (Record Date (i))	2.29-2.39
(1)-2	Market Price Analysis (Record Date (ii))	2.40-2.68
(2)	DCF Analysis	2.29-2.69

 In arriving at the BofA Merrill Lynch Opinion, BofA Merrill Lynch has assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and has relied upon the assurances of the managements of TonenGeneral and JXHD that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to financial forecasts of TonenGeneral furnished to or discussed with BofA Merrill Lynch (such forecasts, the “TonenGeneral Forecasts”), BofA Merrill Lynch has been advised by TonenGeneral, and has assumed, that the TonenGeneral Forecasts have been reasonably prepared on bases reflecting the best then-available estimates and good faith judgments of the management of TonenGeneral as to the future financial performance of TonenGeneral. With respect to financial forecast of JXHD prepared by the management of JXHD (such forecasts, “the JXHD Forecasts”) and the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the managements of TonenGeneral and JXHD to result from the Business Integration, BofA Merrill Lynch has been advised by JXHD, and has assumed, with the consent of TonenGeneral, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of JXHD as to the future financial performance of JXHD and other matters covered thereby.

BofA Merrill Lynch has relied, at the direction of TonenGeneral, on the assessments of the management of TonenGeneral as to TonenGeneral and JXHD’s ability to achieve the Synergies and has been advised by TonenGeneral and JXHD, and has assumed, with the consent of TonenGeneral, that the Synergies will be realized in the amounts and at the times projected. With respect to an alternative version of the JXHD Forecasts incorporating certain adjustments thereto made by the management of TonenGeneral (such forecasts, the “Adjusted JXHD Forecasts”), including with respect to JXHD’s internal oil and gas reserve, ore reserve and production estimates, BofA Merrill Lynch has assumed, at the direction of TonenGeneral, that the Adjusted JXHD Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of TonenGeneral as to the future financial performance of JXHD and, based on the assessments of the management of TonenGeneral as to the relative likelihood of achieving the future financial results reflected in the JXHD Forecasts and the Adjusted JXHD Forecasts, BofA Merrill Lynch has relied, at the direction of TonenGeneral, on the Adjusted JXHD Forecasts for purposes of arriving at the BofA Merrill Lynch Opinion. The BofA Merrill Lynch Opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date hereof. Commodity prices including oil, gas, and copper have been experiencing unusual volatility and the BofA Merrill Lynch Opinion expresses no opinion or view as to any potential effects of such volatility on TonenGeneral, JXHD or the Business Integration. It should be understood that subsequent developments may affect the BofA Merrill Lynch Opinion, and BofA Merrill Lynch does not have any obligation to update, revise, or reaffirm the BofA Merrill Lynch Opinion.

 As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to TonenGeneral’s board of directors in connection with the BofA Merrill Lynch Opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with the BofA Merrill Lynch Opinion. The preparation of a financial opinion and its underlying analysis is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and the BofA Merrill Lynch Opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

 In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of TonenGeneral and JXHD.  The estimates of the future performance of TonenGeneral and JXHD in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses.

These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Share Exchange Ratio and were provided to TonenGeneral’s board of directors in connection with the delivery of the BofA Merrill Lynch Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of TonenGeneral or JXHD. The Share Exchange Ratio in the Share Exchange was determined through negotiations between TonenGeneral and JXHD, rather than by any financial advisor, and was approved by TonenGeneral’s board of directors. The decision to enter into the Absorption-type Merger Agreement was solely that of TonenGeneral’s board of directors. As described above, the BofA Merrill Lynch Opinion and analyses were only one of many factors considered by TonenGeneral’s board of directors in its evaluation of the Business Integration and should not be viewed as determinative of the views of TonenGeneral’s board of directors or management with respect to the Share Exchange or the Share Exchange Ratio.

 BofA Merrill Lynch has not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TonenGeneral or JXHD, nor has BofA Merrill Lynch made any physical inspection of the properties or assets of TonenGeneral or JXHD. With respect to the internal oil and gas reserve, ore reserve and production estimates of JXHD mentioned above, BofA Merrill Lynch is not an expert in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and, with TonenGeneral’s consent, BofA Merrill Lynch has relied, without independent verification, upon the estimates of management of TonenGeneral. BofA Merrill Lynch has not evaluated the solvency or fair value of TonenGeneral or JXHD under any applicable laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch has assumed, at the direction of TonenGeneral, that the Business Integration will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course　of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Business Integration, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on TonenGeneral, JXHD or the contemplated benefits of the Business Integration. BofA Merrill Lynch has also assumed, with the consent of TonenGeneral, that the Business Integration will qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes. The BofA Merrill Lynch Opinion is based upon financial information prepared in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”). BofA Merrill Lynch has not reviewed any financial information prepared by TonenGeneral or JXHD in accordance with International Financial Reporting Standards (“IFRS”) and has not taken account of any differences between Japanese GAAP and IFRS. BofA Merrill Lynch also has assumed, at the direction of TonenGeneral, that the final executed agreements will not differ in any material respect from the draft agreements reviewed by BofA Merrill Lynch. BofA Merrill Lynch has acted as financial advisor to TonenGeneral in connection with the Business Integration and will receive a fee for its services, a significant portion of which is contingent upon consummation of the Business Integration. In addition, TonenGeneral has agreed to reimburse BofA Merrill Lynch’s expenses and indemnify BofA Merrill Lynch against certain liabilities arising out of its engagement.

 BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of TonenGeneral, JXHD and certain of their respective affiliates.

 BofA Merrill Lynch and its affiliates in the past have provided and may be currently providing or may in the future provide, investment banking, commercial banking and other financial services to TonenGeneral and have received or in the future may receive compensation for the rendering of these services. In addition, BofA Merrill Lynch and its affiliates in the past have provided and may be currently providing or may in the future provide, investment banking, commercial banking and other financial services to JXHD and have received or in the future may receive compensation for the rendering of these services. BofA Merrill Lynch was not requested to by TonenGeneral, and did not, solicit indications of interest or proposals from third parties regarding a possible integration with TonenGeneral or any alternative transaction.

 The BofA Merrill Lynch Opinion is limited to the fairness, from a financial point of view, of the Share Exchange Ratio to holders of TonenGeneral common stock other than JXHD and its affiliates and no opinion or view is expressed with respect to any consideration received in connection with the Business Integration by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Business Integration, or class of such persons, relative to the Share Exchange Ratio in the Share Exchange. BofA Merrill Lynch is not expressing any opinion as to what the value of JXHD common stock actually will be when issued or the prices at which TonenGeneral common stock or JXHD common stock will trade at any time, including following announcement or consummation of the Business Integration.
 BofA Merrill Lynch does not provide any legal, accounting or tax-related advice.

(2) Mitsubishi UFJ Morgan Stanley Securities
Mitsubishi UFJ Morgan Stanley analyzed the Share Exchange Ratio by performing valuation analyses based on the Historical Trading Ratio Analysis, given that the shares of TonenGeneral and JXHD are listed on public securities exchanges and the market share prices of TonenGeneral and JXHD are available, and the Discounted Cash Flow Analysis (the “DCF Analysis”) methodologies, in order to reflect the future expected business activities of TonenGeneral and JXHD, and comprehensively considered the results of such analyses.

In the Historical Trading Ratio Analysis, Mitsubishi UFJ Morgan Stanley, using August 26, 2016 as the base date (the “Base Date”), reviewed the implied ranges of the Share Exchange Ratio based on the respective closing share prices of each company on the Tokyo Stock Exchange during each of the one-month period and three-month period prior to and including the Base Date. In the DCF Analysis, Mitsubishi UFJ Morgan Stanley used financial projections of TonenGeneral and JXHD on a stand-alone basis, without considering the effect of the Business Integration, based on forecasts provided by the managements of TonenGeneral and JXHD.

The following table summarizes the implied ranges of the Share Exchange Ratio calculated by Mitsubishi UFJ Morgan Stanley under each methodology. (The following ranges of the Share Exchange Ratio represent ranges of the number of shares of common stock of JXHD to be allotted for one share of common stock of TonenGeneral.)

Methodology	Implied Range of the Share Exchange Ratio
Historical Trading Ratio Analysis	2.31-2.48
DCF Analysis	1.76-2.52

Mitsubishi UFJ Morgan Stanley provided a summary of its analysis, dated August 30, 2016, to the board of directors of TonenGeneral. As described in “Measures to ensure fairness” of 3.(4) in this press release, based on the request from the board of directors of TonenGeneral, Mitsubishi UFJ Morgan Stanley also delivered to the board of directors of TonenGeneral a written fairness opinion that, as of August 30, 2016, the agreed upon Share Exchange Ratio was fair, from a financial point of view, to the holders of TonenGeneral common stock.
The written fairness opinion of Mitsubishi UFJ Morgan Stanley is based upon and subject to various significant assumptions, limitations and other conditions, which are summarized below. Mitsubishi UFJ Morgan Stanley did not recommend any particular exchange ratio to TonenGeneral or the board of directors of TonenGeneral as the only appropriate Share Exchange Ratio.

The valuation analyses and written opinion delivered by Mitsubishi UFJ Morgan Stanley were prepared solely for the use of the board of directors of TonenGeneral in connection with its evaluation of the Share Exchange Ratio for the Business Integration and may not be used or relied on for any other purpose. Mitsubishi UFJ Morgan Stanley’s written opinion does not in any manner address the prices at which JXHD’s Common Stock will trade following consummation of the Share Exchange and expresses no opinion or recommendation as to how the shareholders of TonenGeneral and JXHD should vote at the shareholders’ meetings to be held in connection with the Share Exchange.

Mitsubishi UFJ Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by TonenGeneral and JXHD, and formed a substantial basis for its fairness opinion and analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Business Integration, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of TonenGeneral and JXHD of the future financial performance of TonenGeneral and JXHD. In addition, Mitsubishi UFJ Morgan Stanley assumed that the Business Integration will be consummated in accordance with the terms set forth in the Business Integration Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Business Integration will be treated as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes for both companies and their respective shareholders. Mitsubishi UFJ Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Business Integration, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Business Integration. Mitsubishi UFJ Morgan Stanley is not a legal, accounting, tax, technical, environmental or regulatory advisor. Mitsubishi UFJ Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of TonenGeneral and its legal, accounting, tax, technical, and environmental advisors with respect to legal, accounting, tax, technical, environmental or regulatory matters. Mitsubishi UFJ Morgan Stanley has expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of TonenGeneral’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the TonenGeneral Common Stock in the transaction. Mitsubishi UFJ Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of TonenGeneral or JXHD, nor has Mitsubishi UFJ Morgan Stanley been furnished with any such appraisals. With respect to the internal oil and gas reserve, ore reserve and production estimates of JXHD, Mitsubishi UFJ Morgan Stanley are not experts in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and have relied, without independent verification, upon the internal reserve estimates of management of JXHD as well as adjustments thereto made by management of TonenGeneral. The analysis and fairness opinion of Mitsubishi UFJ Morgan Stanley was necessarily based on financial, economic, market and other conditions (including commodity prices) as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley as of the date of the fairness opinion. Events occurring after such date might have an effect on the analysis and fairness opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley has not assumed any obligation to update, revise or reaffirm its analysis and fairness opinion.

The preparation of a fairness opinion and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mitsubishi UFJ Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion.

In addition, Mitsubishi UFJ Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described herein should not be taken to be Mitsubishi UFJ Morgan Stanley’s view of the actual value of TonenGeneral or JXHD. In performing its analyses, Mitsubishi UFJ Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TonenGeneral or JXHD. Any estimates contained in Mitsubishi UFJ Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The summary contained herein describes material analyses performed by Mitsubishi UFJ Morgan Stanley, but does not purport to be a complete description of the analyses performed.

The Share Exchange Ratio was determined through arm’s length negotiations between TonenGeneral and JXHD and was approved by TonenGeneral’s board of directors. Mitsubishi UFJ Morgan Stanley’s analysis and fairness opinion and its presentation to TonenGeneral’s board of directors was only one of many factors taken into consideration by TonenGeneral’s board of directors in deciding to approve the Business Integration. Consequently, the analyses described herein should not be viewed as determinative of the opinion of TonenGeneral’s board of directors with respect to the Share Exchange Ratio or of whether TonenGeneral’s board of directors would have been willing to agree to a different exchange ratio. Mitsubishi UFJ Morgan Stanley was not authorized to solicit, and did not solicit, indications of interest from any party with respect to a transaction with TonenGeneral.

Mitsubishi UFJ Morgan Stanley has acted as financial advisor to the board of directors of TonenGeneral in connection with this transaction and will receive a fee for its services, a significant portion of which is contingent upon the closing of the Business Integration. In the two years prior to the date of the fairness opinion, Mitsubishi UFJ Morgan Stanley has provided financial advisory and financing services for TonenGeneral and JXHD and has received fees in connection with such services. Mitsubishi UFJ Morgan Stanley may also seek to provide such services to TonenGeneral and JXHD in the future and would expect to receive fees for the rendering of these services.

Please note that Mitsubishi UFJ Morgan Stanley is a global financial services firm engaged in the banking (including financing for TonenGeneral and JXHD), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley may at any time hold long or short positions, may provide Financial Services to TonenGeneral, JXHD, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of TonenGeneral, JXHD, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument.

Mitsubishi UFJ Morgan Stanley, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of TonenGeneral, JXHD, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley may at any time carry out ordinary course broking activities for TonenGeneral, JXHD, or any company that may be involved in this transaction.

Attachment 2

Business Overview of JX Holdings, Inc. and TonenGeneral Sekiyu K.K.

Company Name		JX Holdings, Inc.		TonenGeneral Sekiyu K.K.
		(Unit: KBD)		(Unit: KBD)
		Sendai Refinery	145	Kawasaki Refinery	258
		Kashima Refinery (Kashima Oil., Ltd.)	253	Chiba Refinery	152
	Group Refineries	Negishi Refinery	270	Sakai Refinery	156
Oil	Topper Capacity	Osaka Refinery (Osaka International Refining Company Ltd.)	115	Wakayama Refinery	132
Products	(As of March 31, 2016)	Mizushima Refinery	380
		Marifu Refinery	127
		Oita Refinery	136
		Total	1,426	Total	698
	# of Terminals	48 (As of June 30, 2016)		9 (As of June 30, 2016)
	Domestic Fuel Sales Vol.	53 Million KL (Fiscal year ending 03/2016)		25 Million KL (Fiscal year ending 12/2015)
	# of Dealers	610 (As of March 31, 2016)		678 (As of March 31, 2016)
	# of SS	10,487 (As of June 30, 2016)		3,396 (As of June 30, 2016)
	Product Export Volume	11.3 Million KL (Fiscal year ending 03/2016)		7.2 Million KL (Fiscal year ending 12/2015)
	Paraxylene Production Capacity	3,120 Kton/Yr (As of March 31, 2016)		500 Kton/Yr (As of Dec 31, 2015)
Petro-Chemicals	Benzene Production Capacity	1,940 Kton/Yr (As of March 31, 2016)		390 Kton/Yr (As of Dec 31, 2015)
	Ethylene Production Capacity	440 Kton/Yr (As of March 31, 2016)		540 Kton/Yr (As of Dec 31, 2015)
	Propylene Production Capacity	990 Kton/Yr (As of March 31, 2016)		710 Kton/Yr (As of Dec 31, 2015)
Upstream	Production Volume	121 KBD (2015 average)
	Reserve	669 Million BOE (As of Dec 31, 2015)

			(Unit Kton/Yr)
		JX Nippon Mining & Metals Corporation	Ownership	Production
		Escondida Copper Mine (in Chile)	3.0%	35
		Collahuasi Copper Mine (in Chile)	3.6%	16
	Upstream	Los Perambres Copper Mine (in Chile)	15.0%	57
		Pan Pacific Copper Co, Ltd.
		Caserones Copper Mine (in Chile)	77.4%	64
		Production Volume (Copper)		172
		(Fiscal year ending 03/2016)
			(Unit Kton/Yr)
		Pan Pacific Copper Co, Ltd.
Metals		Saganoeseki Smelter & Refinery and Hitachi Works		450
	Midstream	Tamano Smelter, Hibi Kyodo Smelting Co., Ltd. (Note)		200
	(Copper Smelting and	LS-Nikko Copper Inc.
	Refining)	Onsan Smelter & Refindery		270
		Refining Capacity		920

		(Note) Offtake of Pan Pacific Copper

		Electric Materials
		Isohara Works (For semi-conductor and FPD target etc)
	Downstream	Kurami Works (Corson Alloy ect)
		Recycling and Environmental Services
		Hitachi Works etc.

Attachment 3

Organization Chart of the Integrated Holding Company, effective April 1, 2017

Attachment 4

Organization Chart of the Integrated Energy Company, effective April 1, 2017

General Meeting of Shareholders
Board of Directors
President
Executive Vice Presidents
Executive Officers
Internal Audit Dept. *2
Internal Control Dept. *2
IT Planning & Development Dept. *2
Business Transformation Dept.
Service Depts.
Controller, Corporate Planning, Crisis Management, General Administration, Human Resources, Information Systems, Legal Affairs, Procurement, Public Relations and Secretariat
ten depts.
Environment, Safety and Quality Management Depts.
two depts.
Central Technical Research Laboratory
Global Business Depts.
two depts.
Refining & Manufacturing Division
four depts., eleven refineries and five plants
Supply & Trading Division
five depts.
Marketing & Sales Division
four depts. and twelve branch offices
Chemicals Division
three depts.
Resources & Power Company
five depts.
Lubricants Company
four depts.
New & Renewable Energy Company
two depts.
Specialty Chemicals & Materials Company
Beijing Office
London Office
Board of Corporate Auditors
Office of Corporate Auditors *1

Note

*1 Joint department for Integrated Holding Company and three Core Operating Companies

*2 Joint department for Integrated Holding Company and Integrated Energy Company

Attachment 5

Profiles of Representative Directors to Assume Office after Business Integration

1. Integrated Holding Company: JXTG Holdings, Inc.

Name and Date of Birth	Profile	Number of shares held (thousands of shares)
Yasushi Kimura (February 28, 1948)
4/1970                 Joined Nippon Oil Co., Ltd.
6/2002                 Director, Nippon Oil Corporation
6/2004                 Executive Officer, Nippon Oil Corporation
6/2005                 Director (Executive Officer), Nippon Oil Corporation
6/2007                 Director and Senior Vice President (Executive Officer), Nippon Oil Corporation
6/2008                 Director (Senior Vice President and Executive Officer), Nippon Oil Corporation (until June, 2010)
4/2010                 Director (Part-time), JXHD
7/2010                 Representative Director and President, JXE
6/2012                 Representative Director and Chairman of the Board, JXHD (to present); and Representative Director and Chairman of the Board, JXE (until June, 2015)
JXHD stock 100
Yukio Uchida (January 20, 1951)
4/1973                 Joined Nippon Mining Co., Ltd.
4/2003                 Executive Officer, Japan Energy Corporation
4/2004                 Senior Vice President and Executive Officer, Japan Energy Corporation (until June, 2005)
6/2004                 Director, Nippon Mining Holdings, Inc.
6/2005                 Director (Senior Vice President and Executive Officer), Japan Energy Corporation
6/2007                 Senior Vice President and Executive Officer, Japan Energy Corporation
4/2008                 Senior Executive Officer, Japan Energy Corporation
7/2010                 Director, Senior Vice President, JXE
6/2012                 Director (Part-time) JXHD, and Director, Executive Vice President, JXE
6/2014                 Director, Executive Vice President, JXHD (responsible for Finance & Investor Relations Dept.)
6/2015                 Representative Director and President, JXHD (to present)
JXHD stock 76

Jun Mutoh (August 20, 1959)
4/1982                 Joined General Sekiyu K.K.
3/2004                 Director, Wakayama Refinery Manager, TonenGeneral
3/2006                 Representative Director and Managing Director, Wakayama Refinery Manager, TonenGeneral
4/2006                 Representative Director and Managing Director, Kawasaki Refinery Manager, TonenGeneral
2/2012                 Representative Director and Managing Director, TonenGeneral
6/2012                 Representative Director and President, TonenGeneral (to present)
TonenGeneral stock 3

2. Integrated Energy Company: JXTG Nippon Oil & Energy Corporation

Name and Date of Birth	Profile	Number of shares held (thousands of shares)
Tsutomu Sugimori (October 21, 1955)
4/1979                 Joined Nippon Oil Co., Ltd.
4/2008                 Executive Officer, Nippon Oil Corporation
7/2010                 Director, Senior Vice President, JXE
6/2014                 Director (part-time), JXHD (to present); and Representative Director and President, JXE (to present)
JXHD stock 46
Takashi Hirose (March 29, 1961)
11/1988               Joined Mobil Sekiyu K.K.
9/2008                 Director, Retail Manager, ExxonMobil Yugen Kaisha
3/2012                 Director, TonenGeneral
6/2012                 Representative Director and Vice President, TonenGeneral (to present)
6/2012                 President, EMGM (to present)
None

This communication includes “forward-looking statements” that reflect the plans and expectations of JX Holdings, Inc., and TonenGeneral Sekiyu K.K. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the Integrated Group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The companies undertake no obligation to publicly update any forward-looking statements after the date of this communication. Investors are advised to consult any further disclosures by the companies (or the Integrated Group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in the market value of natural resources such as crude oil and exchange rates;
(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)
the companies being unable to complete the business integration due to reasons such as the companies are not able to implement the necessary procedures including approval of the agreement with regard to the business integration by the shareholders’ meetings of the companies, and any other reasons;

(9)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(10)	inability or difficulty of realizing synergies or added value by the business integration by the Integrated Group.

JX Holdings, Inc., may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of TonenGeneral Sekiyu K.K. prior to the shareholders’ meeting at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

JX Holdings, Inc.
1-2 Otemachi, 1-chome, Chiyoda-ku, Tokyo, 100-8161, Japan
Tatsuya Higurashi, Group Manager, Finance & Investor Relations Department
TEL +81-3-6257-7075         e-mail: ir-news@hd.jx-group.co.jp